UNITED STATES OF AMERICA
                           BEFORE THE
              FEDERAL ENERGY REGULATORY COMMISSION



FTM Energy Inc.                 )   Docket No. EG96-   -000



                         APPLICATION OF
              FTM ENERGY INC. FOR DETERMINATION OF
                EXEMPT WHOLESALE GENERATOR STATUS


     FTM Energy Inc. ("Applicant"), pursuant to section 32 of the Public Utility Holding Company Act of 1935, as amended by the Energy Policy Act of 1992 ("PUHCA"), and Part 365 of the Commission's regulations thereunder, 18 C.F.R. Sections 365.1-
365.7 (1995), hereby files this original Application for a determination of exempt wholesale generator ("EWG") status, as well as a copy of the notice of the Application suitable for publication in the Federal Register on a 3-1/2" diskette in ASCII format (marked "notice of filing"). Also enclosed herewith, in accordance with the Commission's rules of practice and procedure, are fourteen copies of the Application, each including a hard copy of the draft notice of filing.
     Applicant hereby states its recognition of the requirement set forth at 18 C.F.R. Section 365.7 to notify the Commission within 60 days of "any material change in facts that may effect" Applicant's eligibility for EWG status under PUHCA section 32 and to either apply for a new determination or to file a written explanation of why the material change in facts does not affect

Applicant's status (or to inform the Commission that Applicant no longer seeks to maintain EWG status). In support of this Application, Applicant hereby states:


SERVICE


     Applicant has served a copy of this Application on the Securities and Exchange Commission and the Pennsylvania Public Utility Commission and has provided copies to the state utility commissions of Maryland, Ohio, Virginia and West Virginia.


IDENTIFICATION OF THE
APPLICANT AND THE ELIGIBLE
FACILITY

     Applicant is a corporation organized under the laws of the state of Delaware. Applicant is a wholly owned subsidiary of AYP Capital, Inc. ("AYP"), which itself is a wholly owned subsidiary of Allegheny Power System, Inc. ("APS"), a registered electric utility holding company. Applicant's business address is c/o Allegheny Power Service Corporation, 800 Cabin Hill Drive, Greensburg, PA 15601 Attn: Theresa J. Colecchia.

     Applicant will own directly the eligible facility as described herein. At the present time, Applicant has no plans to engage in any activities other than to exclusively own the eligible facility and to sell the electrical output of the facility exclusively at wholesale to willing buyers within the continental United States. In addition, Applicant intends to engage in other previously authorized activities deemed incidental or necessary to the involvement of an EWG in wholesale electric generation, including (a) selling power from sources not owned by the Applicant, (b) entering into contracts for firm and interruptible electrical transmission capacity, solely to the extent necessary to effect sales at wholesale of electric energy generated by the Applicant or others, (c) the reassignment (resale) of excess transmission capacity solely to the extent that such excess transmission capacity originally was obtained for the purpose of effecting a specific wholesale sale of electric energy, (d) contracting for deliveries of fuel to a third-party generating facility only in such amounts as are necessary for the third-party owner or operator of such facility to generate the electric power and energy that in turn will be delivered by such third-party to the Applicant for sale by the Applicant at wholesale and (e) brokering transactions that are limited to the essential business elements that are necessary for the Applicant to effect a sale of electric energy at wholesale in competitive power markets, as described and authorized in CNG Power Services Corporation, 71 FERC 61,026 (1995), 71 FERC Paragraph 61,378 (June 21, 1995), and Southern Energy Marketing, Inc., 71 FERC Paragraph 61,376 (June 21, 1995).
     The eligible facility is an undivided 50% interest in Unit No. 1 ("Ft. Martin Unit 1"), an operating steam-electric generating unit, including an undivided 25% interest in the associated facilities common to such unit and a second unit located at the Ft. Martin Power Station. The eligible facility also includes an associated undivided 50% interest in Ft. Martin Unit 1's main transformers. Ft. Martin Unit 1 is located in West

Virginia on the Monongahela River between Morgantown, West Virginia and Point Marion, Pennsylvania. The undivided 50% interest in Ft. Martin Unit 1 that comprises the eligible facility is currently owned by Duquesne Light Company ("Duquesne"), a Pennsylvania public utility not associated or affiliated with APS (or the Applicant); however, Duquesne has entered into an Asset Purchase Agreement (dated November 28,
1995) with AYP, pursuant to which Duquesne will sell on or before December 31, 1996 all of its 50% undivided ownership interest in Ft. Martin Unit 1. AYP will assign the Asset Purchase Agreement to FTM Energy Inc. The remainder of Ft. Martin Unit 1, of which the eligible facility is a portion, is owned by Monongahela Power Company ("MPC") and The Potomac Edison Company ("PEC"), two of the three wholly owned electric operating subsidiaries of APS.


COMPLIANCE WITH SECTION 365.3(a)
     In addition to the general information provided above, to ensure compliance with subpart (a) of Section 365.3, Applicant states:
     1. A sworn statement by a representative legally authorized to bind Applicant attesting to all facts and representations presented in this Application to demonstrate Applicant's eligibility for EWG status is attached hereto.
     2. Applicant represents that upon acquisition of the eligible facility, Applicant will be exclusively in the business of owning all of the eligible facility and selling electric energy at wholesale. Applicant does not seek any exception for foreign sales of power at retail.

     3. The eligible facility, when acquired by FTM Energy Inc. from Duquesne, will be, as described above and discussed below, a portion of an already operating unit, the remainder of which is currently owned by MPC and PEC and operated by MPC. Thus, the entire facility is a "hybrid" facility as defined by PUHCA subsection 32(d). All components of the eligible facility will be conveyed pursuant to the November 28, 1995 Asset Purchase Agreement. Applicant assumes that, just as an eligible facility may include "a facility the construction of which has not been commenced or completed" (PUHCA subsection 32(a)(2)), it may include facilities that will be sold pursuant to an executed contract of sale. The associated common facilities include standard generating station equipment and structures, such as cooling systems, coal handling facilities, oil tanks, controls, machine and service shops, accessory electrical equipment, stores and miscellaneous power plant equipment. The only related "transmission interconnection components" is Duquesne's undivided 50% interest in Ft. Martin Unit 1's main transformers. These transformers are currently operated on behalf of the joint owners (Duquesne, MPC and PEC) by MPC, which will continue to operate the transformers after the sale to FTM Energy Inc. of Duquesne's interest. The operating agreement was accepted for filing by the Commission and made effective in Allegheny Power Service Corporation, Docket No. ER94-390-000, by letter order dated December 19, 1994.
     4. Upon completion of the transactions contemplated by the Asset Purchase Agreement, there will be no lease arrangements involving the eligible facility (including the interest in the common facilities or the main transformers included in the eligible facility), or any other portion of Ft. Martin Unit 1, or involving its main transformers or associated common facilities.
     5. Applicant is an associate company, as defined by PUHCA subsection 2(a)(10), of MPC, PEC and West Penn Power Company ("WPPC"), the latter being the third electric utility company wholly owned by APS. The retail rates of MPC, PEC and WPPC are regulated by the states of Ohio, West Virginia and Maryland, and by the Commonwealths of Virginia and Pennsylvania.



COMPLIANCE WITH SECTION 365.3(b)


     1. Duquesne's 50% undivided interest in Ft. Martin Unit 1 is included, and was included on October 24, 1992, in Duquesne's retail rate base. Accordingly, with respect to the portion of Ft. Martin Unit 1 that is the eligible facility[1], there was in effect as of October 24, 1992 under the laws of Pennsylvania "a [retail] rate or charge for . . . electric energy produced by" the eligible facility. Therefore, Section 365.3(b) appears to require (although the applicable retail rate is for a non-affiliated public utility) FTM Energy Inc. to provide the Commission with "a specific determination" from the Commonwealth of Pennsylvania "that allowing the facility to be an eligible

[1]PUCHA subsection 32(a)(2) provides that for purposes of defining an eligible facility, the term "shall not include any facility for which consent is required under subsection (c) if such consent has not been obtained" and further that "the term 'facility' may include a portion of a facility subject to the limitations of subsection (d) . . . ."

facility: (1) Will benefit consumers, (2) Is in the public interest, and (3) Does not violate State law." AYP and WPPC have filed a joint petition with the Pennsylvania Public Utility Commission ("PPUC") for an order making the appropriate determinations, and Applicant is authorized to represent that such order is expected to be forthcoming in the near future. Applicant will provide the Commission with a copy of the order when it is issued by the PPUC. In the interim, Applicant requests the Commission to make a determination that FTM Energy Inc. is an EWG based upon Applicant's representation that an order of the PPUC making the appropriate determinations will be entered and will be supplied to this Commission as promptly as possible.
     2. Additionally, the remaining portion of Ft. Martin Unit 1, i.e., the non-eligible facility portion, was as of October 24, 1992 and continues to be owned by MPC and PEC and operated by MPC. Either (a) because MPC and PEC are electric utility companies that are associated with the Applicant, or (b) because MPC and PEC, which are affiliated electric utility subsidiaries of APS, had rates or charges in effect as of October 24, 1992 for electric energy produced by the non-eligible facility portion of Ft. Martin Unit 1, Section 365.3 may also require a similar "specific determination" from each of the states of Maryland, Ohio and West Virginia, and the Commonwealth of Virginia (which have retail rate jurisdiction over MPC and PEC).
     However, while the statutory language of PUHCA subsection 32(c) is not absolutely clear, Applicant believes that the phrases "a rate or charge" and "any such rate or charge" as used in subsection 32(c) pertain solely to a rate or charge for the portion of a hybrid facility that is to become the "eligible facility." If Applicant's belief is deemed correct, Applicant would not be required to obtain subsection 32(c) determinations from the states of Maryland, Ohio or West Virginia, or from the Commonwealth of Virginia. Therefore, Applicant does not herein represent that it will obtain subsection 32(c) determinations from those states. (Such states, however, have been made fully aware of the transactions described herein, will be provided with copies of this Application, and will be kept fully advised of all relevant events in a prompt manner.)
     On December 4, 1995 AYP submitted, pursuant to 18 C.F.R.
Section 388.104 (1995), a request from the Commission's General Counsel for an opinion confirming Applicant's interpretation of PUHCA subsection 32(c). The General Counsel has not yet acted upon AYP's request. As Applicant indicated therein, it was anticipated that the time constraints associated with obtaining all required regulatory approvals before the closing of the sale to FTM Energy Inc. of Duquesne's interest in Ft. Martin Unit 1 might necessitate the filing of this Application before the General Counsel could respond to AYP's request for an opinion.
As AYP stated, in such event, the request for an opinion will have served the useful purpose of focusing attention on an issue of statutory interpretation that might be difficult to analyze within the "absolute 60-day deadline" for Commission action on EWG applications.

     Applicant fully appreciates that the EWG determination process is intended to be ministerial. At the same time, however, the Commission contemplates that from time to time, EWG applications will present unusual issues that require statutory interpretation and more than mere ministerial analysis. Accordingly, for the convenience of the Commission, FTM Energy Inc. in the following analysis hereby repeats the substance of the legal analysis contained in AYP's December 4, 1995 request for a General Counsel's opinion. (Applicant has excluded the attachments to the letter, including quotations from relevant legislative history.)

                            Analysis

     1.  PUHCA subsections 32(c) and (d)

     The "eligible facility" upon which Applicant's certification is based is a portion of a total facility, the other portion of which is already owned or operated by MPC and PEC. It is clear from PUHCA section 32 that such a result is entirely compatible with the overriding objective of Title VII of the Energy Policy Act of 1992 ("EPACT") (Pub. L. No. 102-486, 100 Stat. 2776
(1992)) to promote the development of a new market comprised of wholesale power producers, which would generate electric energy from new non-rate based facilities or from existing facilities no longer included in an electric utility's rate base. Further it is clear that EPACT permits non-franchised affiliates of electric utilities to participate in the new market.
     It is also equally clear that the drafters of Title VII of EPACT, while ultimately intending to permit utilities to establish "exempt" affiliates that participate in the new wholesale power producing market, wanted to ensure that utility participation was not enabled by the transfer of valuable generating assets from an existing franchised electric utility to an exempt affiliate unless the transfer was authorized by the utility's state commission. (Indeed, Title VII of EPACT expresses a concern with affiliated power sales as well as affiliated asset transfers.[2]) In order to achieve this balance, in the very late stages of the legislative process, the drafters added to EPACT the provision that became PUHCA subsection 32(d). (As discussed below, prior versions of H.R. 776, the bill that became EPACT, did not contain this provision.) Subsection 32(d)(1) of this provision, while not described as a definition, in effect defines a "hybrid" facility. (Subsection 32(d) is captioned "Hybrids.") As therein defined, a hybrid facility is any facility, one portion of which is to be an "eligible facility" as defined in PUHCA subsection 32(a)(2) and "any other portion" of which "is owned or operated by an electric utility company that is an affiliate or associate company" of the EWG.
     Consistent with this definition, the facility discussed in this Application could be considered a hybrid because Applicant

[2]See PUCHA subsection 32(k), titled "Protection Against Abusive
Affiliate Transactions" and FPA section 214, titled "Sales by
Exempt Wholesale Generators."

will own one portion and two affiliated utilities will own the remainder (and one will jointly operate the facility). If the overall facility is a hybrid, it seems to follow, from a literal reading, that Applicant becomes trapped by the operation of subsection 32(d)(2), which states that an EWG may own or operate a portion of a hybrid "if such portion has become an eligible facility as a result of the operation of subsection (c)," even though subsection (c) contemplates (Applicant believes) the need for state consent when the EWG is to be formed by a different method, i.e., by the transfer of a facility from the rate base of an affiliated utility. In other words, although the hybrid facility described herein will not be created through any transfer between affiliates, it would appear that Applicant nevertheless could be required to comply with subsection (c).

     Subsection (c) states:

          (c) State Consent for Existing Rate-Based Facilities. If a rate or charge for, or in connection with, the construction of a facility, or for electric energy produced by a facility (other than any portion of a rate or charge which represents recovery of the cost of a wholesale rate or charge) was in effect under the laws of any State as of the date of enactment of this section, in order for the facility to be considered an eligible facility, every State commission having jurisdiction over any such rate or charge must make a specific determination that allowing such facility to be an eligible facility (1) will benefit consumers, (2) is in the public interest, and (3) does not violate State law: Provided, That in the case of such a rate or charge which is a rate or charge of an affiliate of a registered holding company:

               (A)  such determination with respect to the
               facility in question shall be required from every State commission having jurisdiction over the retail rates and charges of the affiliates of such registered holding company; and

               (B)  the approval of the [Securities and Exchange]
               Commission under this Act shall not be required for the transfer of the facility to an exempt wholesale generator.

     If this subsection applies,[3] Applicant apparently would be required to provide the Commission with a copy of the determination of the PPUC, the state commission with jurisdiction over Duquesne's rates or charges, that allowing Duquesne's undivided interest to be an eligible facility will benefit consumers, is in the public interest and does not violate state law. Further, if this subsection applies, because Applicant and the affiliated utilities are subsidiaries of a registered holding company, the proviso arguably would require Applicant or its affiliates to obtain state commission determinations in the states of Maryland, Ohio, Virginia and West Virginia. However, the affiliated utilities' ratepayers, the interests clearly intended to be protected from any potential adverse consequences of an asset transfer between affiliates, will be unaffected by:
(1) the sale at arm's length by Duquesne to an unaffiliated company, or (2) the certification of Applicant.[4]

[3]See also 18 C.F.R. Section 365.3(b) (1995).

[4]Additionally, the existing operating agreement between Duquesne and the affiliated utilities, which already has been approved by the commissions of all states in which such companies provide service, will be unaffected by the sale of Duquesne's interest. This operating agreement and a related transmission facilities operating agreement also were filed with the Commission. Thus, the operating agreement does not pose any issue of potential affiliate abuse and is, in any event, already effectively regulated by the relevant state commissions.

     In short, in this set of circumstances, there is no need for the affiliated utilities to obtain any state consents or approvals, since their system resources remain unchanged. Moreover, as discussed above, pursuant to pre-EPACT state utility law, Duquesne already will have obtained authorization from its state commission to remove its undivided interest in the facility from its rate base.
     However, subsection 32(c), including particularly the proviso pertaining to registered holding companies, appears applicable only because of the inexactness with which subsections 32(c) and (d) are connected. As indicated above and discussed more fully below, the two subsections were drafted at different times in the legislative process. Indeed, the addition of subsection 32(d) may be fairly described as a "last minute" compromise intended to facilitate utility participation in the EWG marketplace.[5] Probably because section 32(d) was drafted with more focused attention on the issue concerning the use of an affiliated or associated utility's resources to form an EWG, it speaks directly to the situation in which "any portion of the facility [that will become an eligible facility] is owned or


[5]The precursor of subsection 32(c) appears in S. 2166, the Senate version of the bill that became EPACT, as early as January 1992, whereas the "hybrid" concept of subsection 32(d) does not appear before the Conferees began to resolve differences in the House and Senate bills. The first bill in which the provision becoming subsection 32(d) appears, to Applicant's knowledge, is dated September 28, 1992, just days before EPACT's enactment.

operated by an electric utility company that is an affiliate or associate company of such exempt wholesale generator."[6]
     Subsection 32(c), however, was written much earlier in the legislative process and is not nearly so focused on the affiliate transfer issue. Therefore, it seemingly requires state consent if there was a rate or charge for, or in connection with, the construction of "a facility . . . in order for the facility to be considered an eligible facility" - - even if the only rate or charge of an affiliated utility is in connection with a different portion of "the facility" than the portion which is to become the "eligible facility," and even if the only rate or charge applicable to the portion of the facility that will become the eligible facility is a rate or charge of a utility unaffiliated with the person seeking EWG certification.
     Given, however, the overall context of section 32, and the close relationship between subsections 32(c) and (d), subsection 32(c) should only require Applicant to include evidence of the approval of the state commission that regulates Duquesne's rates or charges. Such approval is the sole one necessary to protect ratepayers who may be adversely affected if resources previously used to provide service to them are sold for inadequate compensation or must be replaced with more expensive resources at a later date. While not free of all doubt, it appears that the phrases "a rate or charge" and "such a rate or charge" as used in the section pertain only to the rate or charge in connection with

[6]See also subsection 32(a) ("the term 'facility' may include a portion of a facility subject to the limitations of subsection
(d)").

the portion of a hybrid facility that is to become the eligible facility. In this instance, such a rate or charge would be Duquesne's rate or charge in effect upon the date of enactment of EPACT. However, because Duquesne is not an affiliate of a registered holding company, the registered holding company proviso appears inapplicable.
     2.   Legislative History
     The legislative history of PUHCA subsections 32(c) and (d) is sparse. For example, the Joint Explanatory Statement of the Committee of Conference (the "House Conference Report") accompanying H.R. 776, the bill that became the EPACT, only mentions "new section 32 of PUHCA" in a passing reference to the effect that it allows EWGs outside the United States to engage in both wholesale and retail generation and explains that the definition of an EWG permits an EWG to sell wholesale power that it has not generated and permits it to own facilities and goods reasonably necessary for the operation of its business. House Conference Report (No. 102-1018), 102nd Cong., 2nd Sess. (1992), at 388, reprinted in 1992 U.S.C.C.A.N. 2472, 2479. No Senate Report was submitted with EPACT.
     Although sparse, the legislative history implicitly supports the view that PUHCA subsections 32(c) and (d) were intended primarily, if not exclusively, to provide safeguards in instances where an EWG would be created using assets transferred from the rate base of an electric utility affiliated with the EWG.[7]

[7]The President's Signing Statement (November 2, 1992) states that the granting of exemptions for wholesale generators is
conditioned "on the consent of every State commission having jurisdiction over the relevant utility company."  1992
U.S.C.C.A.N. 2534-1, 2534-2 (emphasis added).

     Prior to the House Conference Report, ordered to be printed October 5, 1992, it was generally contemplated in the House that generating facilities included in a utility's rate base could not be used to establish an EWG.[8] A March 30, 1992 draft of H.R. 776 included an absolute prohibition against using any facility (in whole or in part) as an eligible facility if any part had been included "in the rate base of a State regulated electric utility." H.R. Report No. 102-474, 102nd. Cong., 2d Sess., pt. 1, at 71 (1992). (In this draft, the term "exempt wholesale generator" or EWG had not yet replaced the less apt term "independent power producer.") Very importantly, however, this prohibition applied "notwithstanding any subsequent sale or lease of such facility by such State regulated electric utility." Id. Had this provision been enacted in this form, no assets ever included in the rate base of any "State regulated electric utility" could ever comprise in whole or in part an eligible facility.
     The deletion of this notwithstanding clause in the final version of H.R. 776, and the substitution of a prohibition against "hybrid" facilities, defined in PUHCA subsection 32(d) as facilities any portion of which is "owned or operated by an electric utility company that is an affiliate" of an EWG,

[8]Early Senate legislation (S. 2166) permitted a facility that was in a utility's retail rate base to be an eligible facility with the consent of the utility's state commission.

strongly implies that Congress ultimately, at the conclusion of the legislative process, was concerned with EWGs created through the transfer ("sale or lease") of rate-based facilities between affiliated parties. Indeed, concurrently with the House Report accompanying the above quoted version of H.R. 776, Representative Dennis E. Eckart, in expressing "additional views" on such draft, urged "my colleagues to work in conference to alter this language to allow [EWG] transactions, provided state commissions retain jurisdiction "over all transactions by IPPs [now EWGs] to utilities with which they are affiliated." 1992 U.S.C.C.A.N. 2054.
     Accordingly, while the subsequently deleted prohibition against the use of rate-based facilities appeared absolute, it also appeared to be predicated on a single scenario: the transfer between affiliates of generation assets already in a utility's rate base as the mechanism for investing an affiliated EWG. Elsewhere, the House Report (Energy and Commerce Committee) No. 102-474(I), dated March 30, 1992, refers to "a ban on converting existing utility facilities into IPPs" (1992 U.S.C.C.A.N. at 1963) (emphasis added), which implies that the ban was to apply when a utility, through an affiliate, would convert a part of its system supply to a market-oriented, non-utility enterprise. This rationale stops short of banning a hybrid EWG created after a state-authorized sale of generating facilities by one utility to an unaffiliated entity (whether or not such entity is affiliated with another utility unaffiliated with the selling utility). The same report later includes the statement that "[g]enerating facilities which already are included in a utility's rate base are not eligible to become IPPs." Id. at 2015 (emphasis added). The use of the phrase "already are included" once again contemplates the conversion-between-affiliates scenario and not a transfer of rate base facilities between unaffiliated parties where such parties have negotiated the sale (or lease) at arm's length and the selling utility is already required to obtain approval of its proposed disposition under pre-EPACT state utility law.

     3.  Applicable precedent
     Research indicates that the Commission has not yet been asked to address the issue posed in this Application.[9] The correct conclusion, however, appears to be foreshadowed by the Commission's decisions in Adirondack Hydro Development Corporation, 66 FERC Paragraph 61,059 (1994) ("Adirondack"), and Northern Electric Power Company, L.P., 66 FERC Paragraph 61,060
(1994). In those cases, the named parties were partner-applicants for EWG status with respect to their respective participation in the ownership and operation of a to-be-constructed hydroelectric generating facility that would be used exclusively for the generation and wholesale sale of electric energy. Adirondack Hydro Development Corporation ("Adirondack") stated that the eligible facility would be

[9]Order Nos. 550 and 550-A, in which the Commission promulgated the currently codified regulations for implementation of the Commission's EPACT responsibilities to grant EWG certification requests, does not address this matter in detail. See passing references at III FERC Stats, & Regs., Paragraph 30,964 (1993) at 30, 767-768, 30,776.

constructed on the site of a demolished hydroelectric facility. Further, Adirondack stated that the site of the eligible facility was previously used by Niagara Mohawk Power Corporation ("Niagara Mohawk") "in connection with the generation of electric energy for which a rate or charge was in effect under the laws of the state of New York on October 24, 1992 (the date of enactment of the Energy Policy Act of 1992)." Adirondack at 61,090.
     Based upon its conservative assumption that PUHCA subsection 32(c) was applicable, Adirondack provided to the Commission a copy of a determination by the New York Public Service Commission ("NYPSC") that allowing the site "to be an eligible facility will benefit consumers, is in the public interest, and does not violate state law." Id.[10] The Commission, however, while noting Adirondack's submission of the NYPSC determination, merely found that "Adirondack is an EWG as defined in subsection 32(a)(1) of PUHCA."

[10]Adirondack's application, filed December 30, 1993 in Docket No. EG 94-11-000, states without analysis that because Niagara Mohawk used the site in connection with the generation of electric energy for which a rate or charge was in effect under the laws of the State of New York on October 24, 1992, the NYPSC "must determine that allowing the [site] to be [a part of] an eligible facility: (1) will benefit consumers; (2) is in the public interest; and (3) does not violate state law."
Application at 7-8. In fact, the NYPSC, prior to the enactment of the EPACT, had approved the leasing arrangement between Niagara Mohawk and Adirondack in accordance with the requirements of New York public service law. Accordingly, the NYPSC merely entered a new order as it had been requested to do by Adirondack's partner, reasoning that "the factors considered in the Section 70 approval order [issued in 1991] in response to Niagara Mohawk's petition generally encompass the consumer benefit and public interest standards established by EPAct, and
Section 70 clearly authorizes such transfers under state law."

     Because the Commission did not discuss the requirements of subsection 32(c) or enter any finding with respect to such subsection, one reasonable inference is that no state determination was deemed necessary (despite Adirondack's voluntary submission of the NYPSC's determination) since no portion of the site had been an "existing rate-based" facility owned or operated by Adirondack, the entity seeking EWG certification, or by any entity affiliated with Adirondack. In other words, it appears at least probable the Commission concluded that the subsection 32(c) requirement was inapplicable because the site had only been in the rate base of a public utility not affiliated or associated with the EWG. Moreover, even in the absence of the submission of the NYPSC determination, the Commission might reasonably have assumed that Niagara Mohawk, as a precondition of leasing the site to Adirondack, would have obtained all required regulatory authorizations, independent of the EWG certification process, in order to lease the site, and that additional findings under PUHCA subsection 32(c) would have been redundant (as in fact they were).[11]

4.  Conclusion
     Applicant concludes that subsection 32(c) requires, at most, consent of the PPUC in order for Applicant to establish an EWG using Duquesne's undivided interest in Ft. Martin Unit 1 upon conveyance of such interest to the Applicant.


[11]See n.10, supra.

     WHEREFORE, for the reasons stated above and upon the grounds and representations set forth, Applicant requests the Commission to determine that Applicant is an EWG under section 32 of PUHCA.
                                   Respectfully submitted,




                                   FTM ENERGY INC.


                                        ROBERT S. WATERS
                                   By:  ROBERT S. WATERS


Theresa J. Colecchia, Esq.         Robert S. Waters, Esq.
Legal Services Department          Jones, Day, Reavis & Pogue
800 Cabin Hill Drive               1450 G Street, N.W.
Greensburg, Pennsylvania  15601    Washington, D.C.  20005-2088
(412) 838-6677                     (202) 879-3687

                                   William F. Henze II, Esq.
                                   Jones, Day, Reavis & Pogue
                                   599 Lexington Avenue
                                   New York, New York  10022
                                   (212) 326-3603

                         SWORN STATEMENT

     Pursuant to 18 C.F.R. Section 365.3(1), THERESA J.
COLECCHIA, duly sworn, states that [he] [she] is legally authorized to bind FTM Energy Inc. and attests that [he] [she] has read the foregoing Application, that [he] [she] knows the contents thereof, that the same, including all facts and representations presented therein, are true to the best of [his]
[her] knowledge, belief and understanding.

                           THERESA J. COLECCHIA
                           THERESA J. COLECCHIA


     SUBSCRIBED AND SWORN to before me this 5th day of February, 1996.



                           GLORIA J. CAVADA
                           [Name of Notary]



                         My Commission expires: October 16, 1997

                                             NOTICE OF FILING


                    UNITED STATES OF AMERICA
              FEDERAL ENERGY REGULATORY COMMISSION

FTM Energy Inc.                )     Docket No. EG96-  -000


       NOTICE OF APPLICATION FOR COMMISSION DETERMINATION
              OF EXEMPT WHOLESALE GENERATOR STATUS


                       (February  , 1996)

     On February , 1996, FTM Energy Inc. ("Applicant") filed with the Federal Energy Regulatory Commission an application for determination of exempt wholesale generator status pursuant to
Part 365 of the Commission's regulations.

     Applicant is a corporation organized under the laws of the state of Delaware. Applicant is a wholly owned subsidiary of AYP Capital, Inc. ("AYP"), which itself is a wholly owned subsidiary of Allegheny Power System, Inc. ("APS"), a registered electric utility holding company. Applicant's business address is c/o Allegheny Power Service Corporation, 800 Cabin Hill Drive, Greensburg, PA 15601 (Attn: Theresa Colecchia).

     The eligible facility consists primarily of a 50 percent undivided interest in Unit No. 1 of the Fort Martin Power Station, an operating steam-electric generating unit, and an associated portion of Ft. Martin Unit 1's main transformers. Ft. Martin Unit 1 is located in West Virginia on the Monongahela River between Morgantown, West Virginia and Point Marion, Pennsylvania. The portion of Ft. Martin Unit 1 that is the eligible facility is currently owned by Duquesne Light Company ("Duquesne"), a Pennsylvania public utility not affiliated with APS; however, Duquesne has entered into an Asset Purchase Agreement (dated November 28, 1995) with AYP, pursuant to which Duquesne will sell on or before December 31, 1996 its undivided ownership interest in Ft. Martin Unit 1 (including its interest in the transformers) to AYP, which will assign the Asset Purchase Agreement to FTM Energy Inc. The remainder of the facility of which the eligible facility is a portion is owned by Monongahela Power Company ("MPC") and The Potomac Edison Company ("PEC"), two of the three wholly owned electric operating subsidiaries of APS.

     Any person desiring to be heard concerning the application for exempt wholesale generator status should file a motion to intervene or comments with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, DC 20426, in accordance with Sections 385.11 and 385.214 of the Commission's Rules of Practice and Procedure. The Commission will limit its consideration of comments to those that concern the adequacy or accuracy of the application. All such motions or comments should
be filed on or before             , 1996, and must be served on
the applicant. Any person wishing to become a party must file a motion to intervene. Copies of this filing are on file with the Commission and are available for public inspection.

                                   Lois D. Cashell
                                     Secretary